                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.

                                   FORM U-57
                                AMENDMENT No. 1
                                ---------------

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed Under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

                          Sithe Asia Holdings Limited

                                 on behalf of

                   The Cogeneration Public Company Limited,
                    Thai Cogeneration Company Limited, and
                       MTP Cogeneration Company Limited





           The Commission is requested to address communications to:


John P. Giraudo                                   Jared Johnson
Senior Vice President and General Counsel         LATHAM & WATKINS
Sithe Asia Holdings Limited                       1001 Pennsylvania Avenue, N.W.
26th Floor, M. Thai Tower, All Seasons Place      Suite 1300
87 Wireless Road                                  Washington, D.C.  20004
Lumpinee Phatumwan
Bangkok 10330, Thailand


                               December 19, 2000

     Sithe Asia Holdings Limited ("Sithe Asia"), on behalf of The Cogeneration Public Company Limited ("COCO"), Thai Cogeneration Company Limited ("TCC") and MTP Cogeneration Company Limited ("MTP"), hereby notifies the Commission that COCO, TCC, and MTP no longer require status as "foreign utility companies" under
Section 33 of the Public Utility Holding Company Act ("PUHCA").

     Item 1
     ------
     The names of the entities no longer claiming foreign utility company status under Section 33(a) of PUHCA are: (1) The Cogeneration Public Company Limited,
(2) Thai Cogeneration Company Limited, and (3) MTP Cogeneration Company Limited. The business address of each of these entities is: 29th Floor, Grand Amarin Tower, 1550 Petchburi Road, Rachtavee, Bangkok 10320 Thailand.

     Sithe Asia is the successor in interest to Sithe Pacific Holdings Limited ("Sithe Pacific"), which originally claimed foreign utility company status for COCO, TCC and MTP in a Form U-57 filing dated April 20, 1998, SEC file Number 073-00089 (the "April 20, 1998 Notice"), by virtue of Sithe Pacific's direct ownership interest in and participation in the operation and development of cogeneration facilities in the Map Ta Phut Industrial Estate, Muang District, Rayong, Thailand. As explained in the April 20, 1998 Notice, COCO, MTP and TCC make sales from their generation facilities to industrial customers in Thailand. COCO also supplies electricity to the Electricity Generating Authority of Thailand.

     Sithe Asia sold all of its interest in COCO, TCC and MTP to an unaffiliated company, effective November 10, 2000. As a result, these entities no longer require foreign utility company status.

     Item 2
     ------
     Not applicable.  See April 20, 1998 Notice.

     Exhibit A
     ---------
     Not applicable.  See April 20, 1998 Notice.

                                   SIGNATURE
                                   ---------
     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   SITHE ASIA HOLDINGS LIMITED



                                   By:/s/  John P. Giraudo
                                      --------------------
                                      John P. Giraudo, Senior Vice  President,
                                      General Counsel

Dated:  December 19, 2000